

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2013

Via E-Mail
Mr. Paul McGinn
President
CIG Wireless Corp.
Five Concourse Parkway, Suite 3100
Atlanta, Georgia 30328

>   **Re: CIG Wireless Corp.**
>   **Form 10-K for Transition Period from October 1, 2012 to December 31, 2012**
>   **Filed February 14, 2013**
>   **File No. 000-53677**

Dear Mr. McGinn:

        We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Transition Period from October 1, 2012 to December 31, 2012

Item 5. Market for Registrant's Common Equity…, page 19

Securities Authorized for Issuance under Equity Compensation Plans, page 20

1. We note you incorporate by reference to Item 12 certain required information under item 5. Please furnish the information for securities authorized for issuance under equity compensation plans pursuant to Item 201(d) of Regulation S-K under Item 12.

Item 11. Executive Compensation, page 96

Summary Compensation Table, page 96

2. We note your disclosure of option awards granted to Messrs. McGinn and Baker as equity awards as opposed to option awards in the Summary Compensation Table. Please advise. Refer to Item 402(n) of Regulation S-K.

Compensation of Non-Executive Directors, page 99

3. We note your tabular disclosure for director compensation for directors Baker, Margent, and Rieder. Please provide a description of any material factors necessary to an understanding of the director compensation disclosed in this table. For example, discuss compensation arrangements such as fees, committee service, and committee roles, to explain the differences in fees earned among the three directors. For guidance, refer to Item 402(r)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Paul McGinn
CIG Wireless Corp.
May 6, 2013
Page 3

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Paul Fischer, Staff Attorney, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director